Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 2549

Re:	Bristol-Myers Squibb Company (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2005

File No. 001-01136

May 1, 2006

Dear Mr. Rosenberg,

This letter responds to your letter dated April 11, 2006 regarding the comments of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the above referenced Annual Report on Form 10-K for the Company’s fiscal year ended December 31, 2005.

The Staff issued a comment relating to the disclosure included under Note 1 to its consolidated financial statements describing the Company’s accounting policy for the treatment of milestone payments made in connection with its pharmaceutical business. In particular, the Staff asked the following:

Other than a milestone payment that is triggered by obtaining marketing approval, please describe to us the nature of the milestone payments that you make after product approval, as well as what triggers those payments and how you determine the amount of those payments. Tell us why capitalizing those milestone payments is appropriate, particularly if the related milestones are based on product sales.

The Staff’s comment focused on the disclosure of our accounting policy for post-approval milestone payments made in the course of our pharmaceutical business; we accordingly describe below the related milestone payments we have made in connection with this business, the related accounting treatment and the basis for such treatment.

In connection with certain pharmaceutical strategic alliances, the Company has paid contractually negotiated approval milestones triggered by the achievement of the following:

•	Initial U.S. Food and Drug Administration (FDA) approval

•	Certain non-U.S. regulatory approvals

•	Certain regulatory approvals for additional therapeutic indications

In the AICPA Technical Practice Aids Series “Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries” under section 3.3.54 “Specific IPR&D Projects,” the Task Force notes that once an R&D project is complete, it represents an asset resulting from R&D activities. While this literature specifically relates to business acquisitions, industry practice treats payments related to the achievement of milestones in connection with the product development events noted above similarly. The Company considers a project complete upon the achievement of initial approval of a product by the FDA. Further, the Company considers as separate projects, regulatory approvals of equivalent regulatory authorities outside of the U.S. as well as for approvals of additional indications.

Accordingly, the milestones noted above are considered assets and are appropriately capitalized subject to expected future economic benefit considerations. Our milestone related disclosure included under Note 1 to the consolidated financial statements reflects this practice.

While the Company has entered into several agreements with sales-based milestones, no such payments have yet been made and are not expected to be made at least through fiscal 2006. Accordingly, the Company has not made a determination as to whether the capitalization of any such payments would be appropriate. The appropriate accounting treatment will be established prior to the time the sales-based milestones are triggered and will be based on the specific facts and circumstances in connection with the related agreements.

As requested, we acknowledge:

The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The registrant further acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, as you are probably aware, the Staff has kindly extended the period in which we may respond to May 3, 2006. Please feel free to contact me at 212-546-4825 if you have any questions or comments.

Sincerely,

/s/ Andrew R. J. Bonfield
Andrew R. J. Bonfield
Chief Financial Officer
Bristol-Myers Squibb Company

cc:  Ms. Amy Bruckner, Staff Accountant

       Ms. Mary Mast, Senior Accountant